

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 15, 2018

Via E-mail
Rebecca Jill Lazar
President
Adorbs Inc.
234 E. Beech Street
Long Beach, NY 11561

> **Re:** **Adorbs Inc.**
> **Registration Statement on Form S-1**
> **Filed January 19, 2018**
> **File No. 333-222631**

Dear Ms. Lazar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. The cover page indicates that you are offering a maximum of 20,000,000 shares of common stock at $.01 per share for $200,000 in proceeds. However, the table on page 2 refers to $20,000,000. Please revise to reconcile the apparent inconsistency.

Business, page 19

3. Please revise to discuss the sources of your products, including any agreements for manufacturing, shipping and handling.

Directors, Executive Officers, Promoters and Control Persons, page 26

4. Please disclose Ms. Lazar's business experience for the past five years, including her principal occupations and employment. See Item 401(e) of Regulation S-K.

Exhibits

Exhibit – 23.1

5. Please revise to provide a currently dated consent from your independent auditor for the inclusion of their report on your audited financial statements in the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Matthew McMurdo, Esq.
    McMurdo Law Group, LLC